Exhibit 7
Stratus Technologies Bermuda Holdings Ltd.
Ratio of Earnings to Fixed Charges

	2011		2010		2009		2008		2007

Earnings (Loss)
(Loss) income before taxes	$(10,373)		$8,229		$(10,131)		$(11,076)		$(44,939)
Total fixed charges	45,977		27,625		35,194		38,569		34,928

Earnings (as defined)	$35,604		$35,854		$25,063		$27,493		$(10,011)

Fixed Charges
Operating lease expense factored at one third	$2,249		$2,318		$2,374		$2,416		$2,129
Interest cost	43,728		25,307		32,820		36,153		32,799

Total Fixed Charges	$45,977		$27,625		$35,194		$38,569		$34,928

Ratio of earnings to fixed charges	0.8	x	1.3	x	0.7	x	0.7	x	—
(Deficiency) surplus in fixed charge coverage ratio	$(10,373)		$8,229		$(10,131)		$(11,076)		$(44,939)
For purposes of computing the ratio of earnings to fixed charges, earnings consist of net income (loss) before tax plus fixed charges. Fixed charges consist of interest expense on all indebtedness, plus one-third proportion of rental expense deemed to be representative of the interest.